111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

December 7, 2020

VIA EDGAR CORRESPONDENCE

Sonny Oh
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VI (the “Trust”)
File Nos. 333-182308; 811-22717

Dear Mr Oh:

This letter responds to your comments, provided by telephone on November 18, 2020, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on September 29, 2020 (the “Registration Statement”). The Registration Statement relates to the First Trust International Developed Capital Strength ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please ensure that the series/class identifiers are exactly as they appear in the prospectus. Specifically, the name of the Fund is “First Trust International Developed Capital Strength ETF,” but the identifier is “First Trust International Developed Cap Strength ETF.”

Response to Comment 1

The Fund confirms that the identifier will be updated to match the exact name of the Fund.

Comment 2 – Front Cover

If applicable, on the front cover page of the prospectus please provide the disclosure required by Item 1(a)(5) of Form N-1A regarding the Optional Internet Availability of Company Shareholder Reports.

Response to Comment 2

The Fund does not intend to rely on Rule 30e-3 under the Investment Company Act of 1940 (the “1940 Act”) at this time.

Comment 3 – Fees and Expenses of the Fund

Please fill in all bracketed or missing information in the Registration Statement. Please also include in correspondence a completed fee table for the Fund.

Response to Comment 3

The Fund confirms that all bracketed or missing information in the prospectus and Statement of Additional Information (“SAI”) will be completed upon effectiveness of the Registration Statement. Additionally, pursuant to the Staff’s request, a completed fee table for the Fund has been set forth on Exhibit A in this response.

Comment 4 – Example

Please consider revising the narrative disclosure to clarify that the costs to a shareholder of investing in a Fund would be the same whether the shareholder redeems before, or holds its shares for the entirety of, the listed periods.

Response to Comment 4

The Fund respectfully declines to make the requested change. Because the Fund is an exchange-traded fund and shareholders (other than Authorized Participants) cannot redeem Fund shares, the Fund believes the current disclosure that omits the reference to share redemptions is compliant with the requirements of Form N-1A.

Comment 5 – Principal Investment Strategies

Please supplementally provide the Staff with the Index methodology.

Response to Comment 5

The Index methodology has been provided to the Staff on December 3, 2020.

Comment 6 – Principal Investment Strategies

Please revise the disclosure set forth below in plain English.

The Index Provider may, from time to time, exercise reasonable discretion as it deems appropriate in order to ensure Index integrity.

Response to Comment 6

The Index Provider’s policies and procedures provide that it may make deviations from the Index methodology at its discretion so that the Index continues to achieve its objective. The Index Provider may exercise expert judgement or discretion when the situation calls for the interpretation of data in calculating and maintaining the Index, including application of corporate actions. The use of expert judgement is overseen by the Index Provider’s governance process and mandates that the expert judgement or discretion would be exercised (i) in good faith and in a commercially reasonable manner and (ii) in such a manner as to ensure, as far as commercially reasonable, consistency in the approach it adopts with regard to the exercise of such expert judgement or discretion. Accordingly, the plain English disclosure in the prospectus has been revised to the following:

The Index Provider may, from time to time, exercise reasonable discretion as it deems appropriate in making deviations from the Index methodology so that the Index continues to achieve its objective to provide exposure to well-capitalized companies in the developed markets outside of the U.S. with strong market positions.

Comment 7 – Principal Investment Strategies

Please disclose the developed markets or the criteria by which the Index Provider determines which are developed markets.

Response to Comment 7

The prospectus has been revised in response to the comment.

Comment 8 – Principal Investment Strategies

Please disclose and explain the strategy that the Fund will use to track its Index in the section entitled “Principal Investment Strategies” and provide applicable risk disclosure.

Response to Comment 8

The prospectus has been revised in response to the comment.

Comment 9 – Principal Investment Strategies

Please explain the terms “float-adjusted market,” “volatility,” “realized volatility,” “cumulative weight” and “equal-dollar weighted.”

Response to Comment 9

The prospectus has been revised in response to the comment.

Comment 10 – Principal Investment Strategies

If the Index is currently concentrated in a particular jurisdiction or investment sector or sectors, please disclose in the prospectus and add appropriate risk disclosure.

Response to Comment 10

The prospectus has been revised in response to the comment

Comment 11 – Principal Risks

Please re-order the principal risks in order of importance rather than alphabetically.

Response to Comment 11

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A.

Comment 12 – Principal Risks

Please add a principal risk for small, mid and large cap companies and foreign securities.

Response to Comment 12

The prospectus has been revised in response to the comment to include the applicable principal risks.

Comment 13 – Principal Risks

Please confirm whether the securities underlying the Fund are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the Fund’s shares. In addition, please note that this could in turn lead to differences between the market price of the Fund’s shares and its underlying value.

Response to Comment 13

The Fund does not anticipate that any securities underlying the Fund will be traded outside of a collateralized settlement system.

Comment 14 – Principal Risks

Please disclose whether all or a portion of the Fund’s underlying securities trade in a market that is closed when the market in which the Fund’s shares are listed is open, that there may be changes between the close in foreign markets and the value of such securities during the Fund’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response to Comment 14

The prospectus has been revised in response to the comment.

Comment 15 – Principal Risks

Please include concentration risk.

Response to Comment 15

The Fund believes that the current disclosure in the “Significant Exposure Risk” adequately describes the risks related to concentration.

Comment 16 – Principal Risks

Please update the reference to Brexit in the “Europe Risk.”

Response to Comment 16

The prospectus has been revised in response to the comment.

Comment 17 – Principal Risks

The Staff notes the inclusion of the “Industrials Companies Risk” and asks the Fund to please provide corresponding disclosure in the section entitled “Principal Investment Strategies.”

Response to Comment 17

The prospectus has been revised in response to the comment.

Comment 18 – Principal Risks

Please consider updating the “Japan Risk.”

Response to Comment 18

The prospectus has been revised in response to the comment.

Comment 19 – Principal Risks

Please consider moving the last sentence of the “Premium/Discount Risk” as its own separate “Liquidity Risk.”

Response to Comment 19

The Fund respectfully declines to revise the disclosure as requested by the Staff. This disclosure was recently added to the “Premium/Discount Risk” based on previous comments from the Staff.

Comment 20 – Principal Risks

Please consider supplementing the disclosure set forth in the “REIT Risk” to highlight that REITs are pooled investment vehicles that have their own expenses, and as a result of its ownership of interests in a REIT, the Fund will indirectly bear its proportionate share of those expenses.

Response to Comment 20

The prospectus has been revised in response to the comment.

Comment 21 – Principal Risks

If the Fund does not invest in mortgage REITs, please consider revising the references to mortgage REITs in the “REIT Risk.” Alternatively, if the Fund does invest in mortgage REITs, please disclose in the section entitled “Principal Investment Strategies.”

Response to Comment 21

The Fund does not intend to invest in mortgage REITs as a principal investment strategy, thus the reference to mortgage REITs has been removed from the section entitled “Principal Risks.”

Comment 22 – Principal Risks

The Staff references the first sentence in the “Trading Issues Risk” and asks the Fund to please consider revising the disclosure to clarify that the risk relates to trading in Fund shares.

Response to Comment 22

The prospectus has been revised in response to the comment.

Comment 23 – Performance

Please consider revising the narrative disclosure to better match up with Item 4(b)(2)(i) of Form N-1A.

Response to Comment 23

The prospectus has been revised in response to the comment.

Comment 24 – Performance

Please supplementally disclose the primary performance benchmark index that the Fund intends to utilize.

Response to Comment 24

The Fund intends to utilize the MSCI World ex USA Index as its primary performance benchmark.

Comment 25 – Management

Please provide both the month and the year that each Investment Committee member has served as a part of the portfolio management team of the Fund.

Response to Comment 25

The prospectus has been revised in response to the comment.

Comment 26 – Additional Information on the Fund’s Investment Objectives and Strategies

The Staff references the disclosure in the second paragraph in the section entitled “Additional Information on the Fund’s Investment Objectives and Strategies” and asks the Fund to please provide a summary of this disclosure in the summary prospectus.

Response to Comment 26

The prospectus has been revised in response to the comment.

Comment 27 – Additional Information on the Fund’s Investment Objectives and Strategies

Please supplementally explain under what circumstances the Fund would be provided with the information described in the sentence set forth below.

The Fund may sell securities that are represented in the Index in anticipation of their removal from the Index or purchase securities not represented in the Index in anticipation of their addition to the Index.

Response to Comment 27

It is the Index Provider’s policy to not provide to the Fund information on Index additions or removals prior to the public announcement of any such changes to the public. However, in certain circumstances, the Fund’s Advisor may anticipate that additions or removals will be made to the Index based on market information and the Advisor may act on those anticipated changes.

Comment 28 – Risks of Investing in the Fund

The Staff notes the reference to debt securities in the “Inflation Risk” and asks if the Fund will invest in debt securities as a principal investment strategy, that it please disclose so in the investment strategy sections. Otherwise, please remove this reference from the “Inflation Risk” disclosure.

Response to Comment 28

The prospectus has been revised in response to the comment.

Comment 29 – Risks of Investing in the Fund

The Staff notes the inclusion of “Borrowing and Leverage Risk” as a non-principal risk of the Fund. Please disclose if the Fund has a credit facility, the circumstances under which the Fund would utilize such a facility and the material terms of the credit agreement.

Response to Comment 29

The Fund does not have a credit facility.

Comment 30 – Management of the Fund

Please replace the reference to “annual management fee” with “annual unitary management fee.”

Response to Comment 30

The prospectus has been revised in response to the comment.

Comment 31 – Federal Tax Matters

The Staff notes the disclosure set forth below in “Federal Tax Matters – Distributions.” Please consider adding additional disclosure explaining “return of capital” and that return of capital distributions should not be considered part of a Fund’s dividend yield or total return of an investment in Fund shares.

In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you, however, such distributions may reduce your tax basis in your shares, which could result in you having to pay higher taxes in the future when shares are sold, even if you sell the shares at a loss from your original investment.

Response to Comment 31

The prospectus has been revised in response to the comment.

Comment 32 – Federal Tax Matters

Referencing the disclosure set forth in Comment 37, the Staff asks the Fund to please supplementally disclose whether and under what circumstances the Fund expects its distributions to represent return of capital.

Response to Comment 32

The Fund has a quarterly distribution policy for net investment income. However, for tax purposes whether a distribution is a return of capital is based upon the earnings and profits of the Fund at the end of the year. In other words, it is possible that a distribution intended to be from net investment income is later determined to be a return of capital based upon the performance at the end of the year. In addition, the Fund may make investments assuming that distributions that it receives from its underlying investments are income to the Fund, but after the end of the year the Fund may be informed by the companies making the distributions that such distributions were returns of capital to the Fund. A return of capital received by the Fund that is distributed by the Fund is likely to increase the probably that such a distribution will be a return of capital to the investors in the Fund.

Comment 33 – Federal Tax Matters

Referencing the disclosure set forth in Comment 37, the Staff asks that if the Fund believes that a sizable portion of the dividend paid by REITs may represent a return of capital, please add appropriate disclosure.

Response to Comment 33

The Fund does not anticipate that a sizable portion of its distributions will represent a return of capital.

Comment 34 – Federal Tax Matters

Referencing the disclosure set forth in Comment 37, the Staff asks that if the proper classification of REIT dividends may cause a delay in mailing Form 1099-DIV to the Fund’s shareholders, please consider providing notice to shareholders in the prospectus.

Response to Comment 34

The Fund does not anticipate having a delay in mailing Form 1099-DIV to the Fund’s shareholders.

Comment 35 – Federal Tax Matters

Please include appropriate risk disclosure related to distributions representing a return of capital for tax purposes, or supplementally explain why this disclosure should not be included.

Response to Comment 35

The Fund does not anticipate that a sizable portion of its distributions will represent a return of capital.

Comment 36 – Federal Tax Matters

The Staff notes the disclosure set forth below in “Federal Tax Matters – Non-U.S. Investors” and asks the Fund to please update the disclosure.

The FATCA Tax is also scheduled to apply to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends after December 31, 2018. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

Response to Comment 36

The prospectus has been revised in response to the comment.

Comment 37 – Financial Highlights

Please include a statement on the availability of financial highlights somewhere near the end of the prospectus.

Response to Comment 37

As the Fund has not yet commenced operations, the Fund does not have financial highlights to disclose. Once available, the Fund’s financial highlights will be incorporated into the Fund’s prospectus and statement of additional information pursuant to Form N-1A.

Comment 38 – Back Cover

Please confirm that the font size for the file number is in a type size smaller than that generally used in the prospectus per Item 1(b)(4) of Form N-1A.

Response to Comment 38

The Fund confirms that the font size for the file number is in a type size smaller than that generally used in the prospectus.

Comment 39 – Statement of Additional Information

Please review the disclosure set forth in the section of the SAI entitled “Exchange Listing and Trading” and revise in accordance with changed listing standards for ETFs that intend to rely on Rule 6c-11 under the 1940 Act.

Response to Comment 39

The SAI has been revised in response to the comment.

Comment 40 – Statement of Additional Information

If the Fund is non-diversified, please include that as a fundamental policy in the SAI.

Response to Comment 40

The Fund respectfully declines to revise the disclosure as requested by the Staff at this time. While the Fund intends to be classified as “non-diversified” under the 1940 Act, this has not historically been included as a fundamental policy. Fundamental policies are policies that can only be changed by shareholder vote. A fund can evolve from being a non-diversified fund to a diversified fund without shareholder approval. Such change can be triggered simply by the fund holding a diversified portfolio for an extended period of time. The same is not true if the fund elects to be a diversified fund. Accordingly, it seems that a fundamental policy regarding diversification would only be warranted when the fund is a diversified fund.

Comment 41 – Statement of Additional Information

Please replace all references to “illiquid securities” with “illiquid investments.”

Response to Comment 41

The SAI has been revised in response to the comment.

Comment 42 – Part C – Other Information

Please file the sublicense agreement as an exhibit.

Response to Comment 42

The Fund confirms that it will file the sublicense agreement as an exhibit to the Registration Statement.

Comment 43 – Statement of Additional Information

Please revise the “Listing Standards Risk” as necessary.

Response to Comment 43

The “Listing Standards Risk” has been removed from the SAI as the Fund believes that this risk is adequately described in the “Trading Issues Risk” in the prospectus.

Comment 44 – Statement of Additional Information

Please confirm that the information in the table of the Trustees and Officers set forth in the section entitled “Management of the Fund” is included for the past five years.

Response to Comment 44

The Fund confirms that the table includes data for the past five years.

Comment 45 – Statement of Additional Information

The Staff notes the disclosure set forth below in “Accounts Managed by Investment Committee – Conflicts” and asks the Fund to please consider making that a footnote to the table instead of narrative disclosure.

None of the accounts managed by the Investment Committee pay an advisory fee that is based upon the performance of the account.

Response to Comment 45

The Fund respectfully declines to revise the disclosure as requested by the Staff. Because a large number of First Trust funds are currently structured this way it would be burdensome to make the requested change and the Fund believes the current presentation is compliant with the requirements of Form N-1A.

Comment 46 – Statement of Additional Information

Please consider whether the disclosure set forth below should be removed in light of Rule 6c-11 under the 1940 Act.

The only relationship that Nasdaq has with First Trust or the Distributor of the Fund in connection with the Fund is that Nasdaq lists the shares of the Fund and disseminates the intra-day portfolio values that are calculated by the IPV calculator pursuant to its listing agreement with the Trust.

Response to Comment 46

The SAI has been revised in response to the comment.

Comment 47 – Statement of Additional Information

The Staff notes that the disclosure in the section entitled “Additional Payments to Financial Intermediaries” indicates that certain fees payable described within the section may be charged back to a Fund, subject to approval by the Board of Trustees. Please supplementally explain in correspondence how this is consistent with the Funds’ unitary fee.

Response to Comment 47

Because the Fund has a unitary management fee, the reference to certain fees being charged back to the Fund has been removed.

Comment 48 – General

Please provide a response letter to the Staff in the form of correspondence at least several days before effectiveness. The Staff reminds the Fund and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response to Comment 48

The Fund confirms that it will provide the Staff with a response letter in the form of correspondence at least several days before effectiveness.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.70%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.70%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling shares of the Fund in the secondary market.

The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$72	$224

A-1